Filed by The First Bancshares, Inc.

(Commission File No. 000-22507)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Heritage Southeast Bancorporation, Inc.
Date: October 26, 2022

On October 26, 2022, Heritage Southeast Bancorporation, Inc. sent the following letter to its shareholders.

October 26, 2022

Dear Valued Shareholder;

I hope this letter finds you in good health and enjoying the beautiful fall season. Unfortunately, this fall will not have the same level of excitement since our Atlanta Braves fell in the divisional series. However, there are other reasons to be excited as the year comes to an end.

Heritage Southeast Bancorporation, Inc. and its wholly owned subsidiary Heritage Southeast Bank are finishing the year strong. As announced in our recent press release, the third quarter was an extraordinarily strong earnings quarter for the company. While comparing year over year is difficult due to the expenses associated with the attempted sale to VyStar Credit Union in 2021 and the current sale to The First, our core banking operation continues to perform strongly. It is a great testament to the tenacity of the HSB team, which refuses to allow external distractions from serving our loyal client base. We continue to grow core deposits and loans while setting new records in earnings and efficiency. These results also show the resiliency of our markets and clients in the changing economic environment.

Let me also note that the merger with The First continues on schedule with hopes of closing late in the fourth quarter 2022 or early first quarter 2023. The two teams are working diligently to provide the regulatory authorities everything they need to make their decisions and to plan our systems conversions to limit any inconveniences to our customers. The First shares the same values as we do which places the client first by designing their priorities around the client’s priorities. This will truly be a merger that will benefit the communities and people we are privileged to serve.

As we move toward the end of the year, we expect that you will receive proxy information describing the merger and a request for you to vote in favor of the merger in late November to early December. If everything goes as scheduled, our shareholder vote will occur late December 2022 or early January 2023.

We will try to keep you updated on progress. The best way for you to stay in touch is to check our website, www.myhsbi.com, for the latest information. Thank you for your continued support, and we all appreciate the confidence you have placed in our company with your investment.

Sincerely,

Leonard A. Moreland

Chief Executive Officer

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The First Bancshares, Inc. (“FBMS”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 for the proposed merger, containing a proxy statement of FBMS, a proxy statement of Heritage Southeast Bancorporation, Inc. (“HSBI”), and a prospectus of FBMS. FBMS will also file other documents with the SEC with respect to the proposed merger, pursuant to SEC reporting requirements. A definitive joint proxy statement/prospectus will be mailed to shareholders of HSBI and FBMS. Investors and security holders of FBMS and HSBI are urged to read the entire proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about FBMS, HSBI, and the proposed merger transactions. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by FBMS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by FBMS will be available free of charge on FBMS’ internet website or by contacting FBMS.

FBMS and HSBI, and their respective directors and executive officers and other members of management and employees, may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of FBMS is set forth in its proxy statement for its 2022 annual meeting of shareholders, filed with the SEC on April 6, 2022, and its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.